Exhibit 4.1

DESCRIPTION OF SKYX PLATFORMS CORP. COMMON STOCK

The following summarizes the terms and provisions of the common stock of SKYX Platforms Corp., a Florida corporation (the “Company”), which common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), and Second Amended and Restated By-Laws (the “By-Laws”), which the Company has previously filed with the Securities and Exchange Commission, and applicable Florida law.

Authorized Capital

The Company’s authorized capital stock consists of 500,000,000 shares of common stock, no par value per share (the “Common Stock”), and 20,000,000 shares of preferred stock, no par value per share (the “Preferred Stock”).

Common Stock

Dividend Rights

The holders of Common Stock are entitled to any dividends that may be declared by the board of directors of the Company out of funds legally available for payment of dividends, subject to the prior rights of holders of Preferred Stock and any contractual restrictions the Company has against the payment of dividends on Common Stock.

Voting Rights

Holders of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders, including the election of directors. There is no cumulative voting with respect to the election of directors. Directors are elected by a plurality of the votes cast by the holders of Common Stock. Except as otherwise required by law or the Company’s Articles of Incorporation or By-Laws, all other matters brought to a vote of the holders of Common Stock are approved if the votes cast in favor of the action exceed the votes cast against the action.

Liquidation

In the event of the Company’s liquidation or dissolution, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock.

Rights and Preferences

All outstanding shares of Common Stock are duly authorized, fully paid and non-assessable. The Common Stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate in the future.

Stock Exchange Listing

The Common Stock is listed on The Nasdaq Stock Market LLC under the symbol “SKYX.”

Registration Rights and Anti-Dilution Provisions

Certain of the Company’s outstanding shares of Common Stock and securities convertible into or exercisable for Common Stock have registration rights or are subject to a form of antidilution protection provisions.

Preferred Stock

We have no shares of Preferred Stock outstanding. Under the terms of the Articles of Incorporation, the Company’s board of directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each series, and to fix the designation, powers, including voting rights, if any, preferences, and rights of the shares of each series, and any qualifications, limitations, or restrictions thereof.

Anti-Takeover Provisions

Certain provisions of Florida law, the Articles of Incorporation and the By-Laws, summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions that might result in a premium over the market price for the Company’s shares.

Florida Law

As a Florida corporation, the Company is subject to certain anti-takeover provisions that apply to public corporations under the Florida Business Corporation Act (“FBCA”). Pursuant to Section 607.0901 of the FBCA, a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

●	prior to the time that such stockholder became an interested stockholder, the board of directors approved either the affiliated transaction or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of such a business combination or extraordinary corporate transaction that resulted in the subject stockholder becoming an interested stockholder, such stockholder owned at least 85% of the outstanding voting shares of the corporation at the time such transaction commenced, exclusive of shares owned by directors who are also officers and certain employee stock plans; or

●	at or subsequent to the time the subject stockholder became an interested stockholder, such business combination or other extraordinary corporate transaction is approved by the board of directors and authorized by an affirmative vote of the holders of at least two-thirds of the voting shares of the corporation (excluding shares held by the interested stockholder) at an annual or special meeting of stockholders, and not by written consent.

Notwithstanding the above, the voting requirements set forth above do not apply to a particular affiliated transaction if one or more conditions are met, including, but not limited to, the following: the affiliated transaction has been approved by a majority of the disinterested directors of the corporation; the corporation has not had more than 300 stockholders of record at any time during the three years preceding the announcement date; the interested stockholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least three years preceding the announcement date; or the consideration to be paid to the holders of each class or series of voting shares in the affiliated transaction meets certain minimum conditions.

An interested stockholder is generally defined as a person who, together with affiliates and associates, beneficially owns more than 15% of a corporation’s outstanding voting shares. The Company has not made an election in the Articles of Incorporation to opt out of Section 607.0901 of the FBCA.

In addition, Section 607.0902 of the FBCA contains certain prohibitions relating to “control share acquisitions.” The Articles of Incorporation include a provision that opts the Company out of the “control share acquisition” statute under the FBCA.

Articles of Incorporation and By-Laws

The board of directors has the power to issue any or all of the shares of the Company’s capital stock, including the authority to establish one or more series of Preferred Stock and to fix the designations, powers, preferences, rights and limitations of such class or series, without seeking stockholder approval, which could delay, deter or prevent any attempt to acquire or control the Company or could make removal of management more difficult. A majority vote of the stockholders is required to remove directors from office, with or without cause; a majority of the board of directors may remove a director for cause. The By-Laws provide that a special meeting of stockholders may be called only by the order of the chairman of the board of directors or upon the written request of stockholders owning at least a majority of the outstanding shares of the Company entitled to vote for directors as of the date of such request.